

July 15, 2010

Mr. Luiz Carlos Siqueira Aguiar
Chief Financial Officer
Embraer-Empresa Brasileira De Aeronautica S.A.
Avenida Brigadeiro Faria Lima, 2170
12227-901 São José dos Campos
São Paulo, Brazil 12227901

> **Re:** **Embraer-Empresa Brasileira De Aeronautica S.A**.
> **Form 20-F**
> **File No. 333-132289**

Dear Mr. Aguiar:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Year Ended December 31, 2009

Management's Discussion and Analysis of Financial Condition and Results of Operations

General

1. We have noted several instances within MD&A and elsewhere in your filing where the chronological presentation of comparative figures in the narrative discussion is inconsistent with the chronological presentation in associated tabular presentations. Please review your filing and revise, as necessary, in future filings, to ensure consistent chronological presentation throughout your filing in accordance with SAB Topic 11M.

Financial Statements

Note 20 – Loans and Financing, page F-39

2. We note, from Footnote 20 to the financial statements (page F-40), that the company has guaranteed notes issued by its wholly-owned subsidiary, Embraer Overseas Limited. We also understand, from your MD&A discussion (page 65) that the issuing subsidiary is a finance subsidiary. If our understanding is correct, please tell us how your disclosures comply with the requirements set forth in Rule 3-10 (b) of Regulation S-X. Address each of the requirements in item (4) thereunder separately and in detail. If you believe that no additional disclosures are required under Rule 3-10, please provide support for your conclusion.

Note 26 – Earnings Per Share, page F-50

3. We note that you have presented potentially dilutive shares for fiscal 2008; if none exist for 2009 and 2007, please revise your disclosure to explicitly state this fact.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Amy Geddes at 202-551-3304 or Margery Reich at 202-551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief